SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2 )*

                             DOLE FOOD COMPANY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    256605106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                            with a copy to:
Alexander J. Roepers                        Allen B. Levithan
Atlantic Investment Management, Inc.        LOWENSTEIN SANDLER PC
666 Fifth Avenue                            65 Livingston Avenue
New York, New York  10103                   Roseland, New Jersey  07068
(212) 484-5050                              (973) 597-2500

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 7, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule l3d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 4.  Purpose of Transaction
         ----------------------

Item 4 is hereby amended by adding the following to the end thereof:

          On November 7, 2002, the Reporting Person sent the letter attached hereto as Exhibit A to Mr. Richard M. Ferry, Chairman of the Special Committee of the Board of Directors of the Issuer.


Item 7.  Material to be filed as exhibits
         --------------------------------

See Exhibit A attached hereto.

                                    SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                  November 8, 2002


                                  ATLANTIC INVESTMENT MANAGEMENT, INC.


                                  By: /s/ Alexander J. Roepers
                                  ----------------------------------------
                                     Alexander J. Roepers, President


      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                   EXHIBIT A




                         ATLANTIC INVESTMENT MANAGEMENT
                                  INCORPORATED

BY FAX: (310) 553 8640

November 7, 2002


Mr. Richard M. Ferry
Korn/Ferry International
1800 Century Park East, Suite 900
Los Angeles, CA  90067

Dear Mr. Ferry:

     First of all, I would like to commend you and the other members of the Independent Committee ("IC") of the Board of Directors of Dole Food Company for your October 23, 2002 rejection of Mr. Murdock's $29.50 cash per share offer and your efforts to negotiate an acceptable price from him and legitimate outside buyers. Further, I appreciated your letter of October 8, 2002 to me, in which you acknowledged that the IC will consider all alternatives in this process with the sole objective of maximizing the value of Dole stockholders' investment.

     I am writing to you at this time to inform you about our view on the just released quarterly earnings and Dole's valuation, which we believe has increased as a result of this new data. Further, I reiterate our view that the most compelling long term value creation opportunity for all Dole shareholders is for Dole to remain a public company.

     The Q3-2002 earnings release
     ----------------------------

     Dole's earnings release of yesterday was remarkable in two ways. First, the operating results and cash flow generation were outstanding and well above "Street" estimates. Second, while the reported Q3-2002 EPS of $0.24 was a 60% improvement over last year's Q3, the "real" EPS was at least $0.38 (up 150% over last years' and 58% higher than the reported EPS), as Dole chose to include a $10.2 million increase in a legal reserve as a recurring corporate expense item. It is unacceptable that (i) there was no mention of this important non-recurring charge in the earnings release, (ii) that it was up to us to pry this critical information loose during the conference call (please refer to the conference call replay for details), and (iii) that this action takes place in the middle of the buy-out effort by Dole's Chairman/CEO.


               666 FIFTH AVENUE, 34TH FLOOR, NEW YORK, N.Y. 10103
                  TELEPHONE (212) 484 5050   FAX (212) 484 5060
                           www.atlanticinvestment.net

Page Two
Mr. Richard M. Ferry
November 7, 2002

     Further, the negative dilution of the $400 million senior note deal, which we deem to be entirely redundant, is running at $0.07 per share per quarter, which would have made Dole's Q3-2002 EPS $0.45 (up 200% over last years' and 88% higher than the reported EPS).

     Dole's  valuation
     -----------------

     Dole's valuation has increased as a result of the latest quarterly financial data for two primary reasons: higher EBITDA and lower net debt.

     EBITDA for the last twelve months ("LTM") ending October 5, 2002 was $374 million (i.e. $364 million as reported plus the $10 million increase in legal reserve), up 8.4% from the EBITDA of $345 million for the LTM ending June 30, 2002. LTM EBITDA is expected to increase further in the current quarter as well.

     Net debt has improved from $594 million at the end of June 2002 to $455 million on October 5, 2002. This $140 million debt reduction is equal to $2.47/share. Dole carries $683 million in cash on the balance sheet, despite having paid an estimated $100 million of the $300 million in total 2003 debt maturities, the March 2002 payment of $128 million in taxes on the Honduran brewery sale of late 2001 and buying eight ships out of lease in April 2002 for $121 million.

     As you may know, we have previously stated that we would find $35/share in cash acceptable if Dole were to be bought out. Given the increase in LTM EBITDA and the recent net debt improvement, we now find that a cash deal substantially higher than $35 per share represents fair value for shareholders.

     We reiterate that we believe that Dole shareholders are likely to achieve substantially higher value over time if the firm remains a public company, provided that Dole buys back $400 million of its own shares and organizes a proper investor relations effort. Using pro forma 2003 EPS of $3.90 (includes $0.84 accretion of the suggested share buy back) and an achievable P/E of 12-15x, Dole shares could trade in the $47 to $58 range in 12-18 months.

     Our proposal
     ------------

     We propose that, unless a substantially higher cash bid is made by Mr. Murdock or another legitimate buyer in the coming week, the IC should cancel the "auction" process and simultaneously announce a $400 million share buy back plan along with its intent to create a proper investor relations effort.

Page Three
Mr. Richard M. Ferry
November 7, 2002

     Clearly, Mr. Murdock's responsibilities at Dole would need to be reviewed in the context of his then unsuccessful attempt to buy the company and the obvious and damaging (to earnings and P/E multiple) actions he appears to have directed in preparation for his bid.

     I have great confidence in you and the other members of the IC to take the right actions on behalf of all Dole shareholders.

     As before, I remain entirely at your and your advisors' disposal to discuss these matters.


     Sincerely,




     Alexander J. Roepers
     President